July 18, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: DSwiss, Inc.

Form S-1/A

Filed July 1, 2016

File No. 333-208083

To the men and women of the SEC:

On behalf of DSwiss, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated July 14, 2016 addressed to Mr. Leong Ming Chia, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on July 1, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: The Company has changed its address so we have reflected this on the cover page, page 2, and “Description of Facilities.”

SEC Comment(s) /Analysis

Selling Shareholders, page 19

1. Please revise your table here and your beneficial ownership table on page 26 to indicate the percentage that each of the individuals and entities that you discuss here will own of your common stock both if your outstanding convertible notes convert as a result of this offering and if they do not. Please refer to Item 507 of Regulation S-K and Item 201(b)(2) of Regulation S-K, and please refer to comment 3 of our letter dated June 27, 2016.

Company Response:

 Page 19 and Page 26 have been amended accordingly.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 18, 2016

/s/ Leong Ming Chia

Leong Ming Chia

Chief Executive Officer